UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BOULDER BRANDS, INC.

(Name of Subject Company)

BOULDER BRANDS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of the letter to employees first published, sent or given to security holders by Boulder Brands, Inc. on December 4, 2015.

To:	BDBD Employees
From:	The Legal and HR Team
Date:	December 4, 2015

As you know, on November 24, 2015, Boulder Brands, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle Foods Inc. (“Pinnacle”). Under the terms of the Merger Agreement, a wholly-owned subsidiary of Pinnacle (“Purchaser”) will commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company (the “Common Stock”) at a price of $11.00 per share (the “Offer Price”), without interest and subject to any required withholding of taxes. If the conditions to closing described in the Merger Agreement are satisfied, the Purchaser will be merged with and into the Company (the “Merger”).

Since announcing the Merger Agreement, we have received questions about what will happen to equity awards, certain bonus programs and other compensation-related matters if and when the Merger closes. This memorandum is intended to provide you with answers to many of those questions. If you have additional questions after reviewing this information, you should feel free to contact your Legal and HR colleagues. In addition, more detailed information about the Offer and the Merger will be available in future filings that are submitted to the Securities and Exchange Commission (the “SEC”).

In the questions and answers below, we refer to all outstanding stock options to purchase shares of Common Stock which were granted under the Company’s Stock and Awards Plans and Inducement Plans and as “Options” and we refer to all outstanding restricted stock units granted under the Company’s Stock and Awards Plans as “RSUs.”

FAQs Regarding Options, RSUs and BDBD Stock:

What will happen to outstanding Options and RSUs in connection with the Merger?

In general, all of the Options and RSUs outstanding if and when the Merger closes will immediately vest according to their terms, and then they will be cancelled (all RSUs and “in the money” Options will be cancelled in exchange for a cash payment). More specifically, if and when the Merger becomes effective:

Options:	For each Option with an exercise price less than $11.00 (a/k/a an “in the money” Option), in exchange for the cancellation of the Option, you will be entitled to receive a cash payment, without interest, equal to the excess of $11.00 over the per share exercise price of the option, multiplied by the number of shares that you would have been able to purchase if you had previously exercised that option, less applicable withholding taxes.

•	For example, if you hold an Option to purchase 1,000 shares of Common Stock with a $9.00 per share exercise price, if and when the Merger becomes effective, you will automatically be entitled to receive $2,000 (i.e., $11.00- $9.00, multiplied by 1,000 shares), less applicable withholding taxes.

•	For each Option with a per share exercise price that is equal to or more than $11.00, such Option will be cancelled without payment.

RSUs:	Outstanding RSUs will automatically vest and then will be cancelled in exchange for a cash payment, without interest, equal to $11.00, multiplied by the number of shares that you would have received in settlement of your RSU if it had vested in the normal course, less applicable withholding taxes.

When will I receive the payment for my cancelled Options and RSUs?

Payment for all Options with an exercise price less than $11.00 (a/k/a “in the money” Options) and RSUs that are cancelled in the Merger will be made promptly (and no later than the first payroll date) after the Merger becomes effective.

Will my payments be subject to tax?

Yes. Any cash payments for Options and RSUs will be subject to ordinary income and employment taxes and the amount actually paid to you will be reduced for any required tax withholdings.

What if I also hold shares of Common Stock – what happens to my Common Stock?

If you are the record holder of shares of Common Stock from previously vested and exercised Options or vested RSUs, or you have purchased shares of Common Stock on the open market, you will be provided materials regarding the Offer in the near future. You will have the opportunity to participate in the Offer just as any other shareholder of the Company.

Do I need to take any actions now regarding my Options or RSUs?

No. You are not required to take any actions at this time. If and when the Merger closes, you will automatically be entitled to the payments as described above for Options with an exercise price under $11.00 (a/k/a “in the money” Options) and for RSUs, as applicable.

May I exercise my Options before the Merger become effective?

If you currently hold vested Options with an exercise price less than the market price of our Common Stock at the time you exercise, you may exercise your Options by utilizing the standard procedure for doing so with AST. In that event, and you do not sell the shares that you will hold as a result of the exercise, you will be treated in the same manner as any other stockholder under the terms of the Offer and Merger.

If you currently hold unvested Options, unless the Options were scheduled to vest in the normal course under the terms of your Option award agreement prior to the effective time of the Merger, there is no action you can take at this time in respect of those Options. If your Options do vest in the normal course prior to the effective time of the Merger, you may exercise your Option as described in the paragraph above.

When will the Merger become effective?

It is currently anticipated that the Merger will become effective in January 2016.

What happens if the Merger does not become effective?

If the Merger does not become effective, your Options and RSUs will remain outstanding and in effect. All vesting and other terms would continue to apply in the normal course.

FAQs Regarding Compensation and Benefits

If the Merger becomes effective and I remain employed post-Merger, what will happen to my compensation and benefits?

Pinnacle has the ultimate discretion to retain any individual employee or group of employees post-Merger. In the event that the Merger occurs and you remain employed post-Merger, Pinnacle has indicated in the Merger Agreement that it will, for a period of at least one (1) year following closing, provide you (if you are not otherwise covered by the terms of a collective bargaining agreement) (i) at least the same salary or hourly wage rate provided to you immediately before the Merger becomes effective, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to you immediately before the Merger becomes effective, (iii) at least the same benefits (until December 31, 2016) under the Company 401(k) Plan provided to you immediately before the Merger becomes effective, and (iv) other compensation and benefits that are substantially comparable in the aggregate to those provided either to you as of November 23, 2015 or to similarly situated employees of Pinnacle. Pinnacle has also indicated in the Merger Agreement that it will honor all Company severance, change in control and similar plans, policies, practices and agreements in accordance with their terms as in effect as of November 23, 2015. Please note, however, that the Merger Agreement clarifies that nothing stated above confers to Company employees or consultants any rights or remedies of any nature or kind whatsoever, including any right to employment or continued employment for any specified period.

If I signed a Retention Bonus Agreement, when will the retention bonus be paid if the Merger becomes effective?

Bonuses contemplated by the Retention Bonus Agreements will be paid promptly (and no later than the second payroll date) after the Merger becomes effective. If you do not have a signed Retention Bonus Agreement, you will not receive any bonus payments in connection with the Merger.

Will any bonuses be paid under the Company’s 2015 annual bonus program?

No.

Will any bonuses be accelerated under any 2016 annual bonus program?

No. A new 2016 annual bonus program will be developed in connection with the 2016 planning process and will be communicated at some point after the closing of the Merger.

Additional Information

The information contained in this document has been prepared by the Company for your informational purposes only. The Company does not provide legal, tax, financial or investment advice. The information provides only a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the text of the Merger Agreement, which can be obtained on the SEC’s website or by request directed to Tim Kraft, Chief Legal Officer and Corporate Secretary.

The transaction referred to in this document will be implemented by means of the Offer. The Offer has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Pinnacle and Purchaser will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. Those materials and all other documents filed by the Company, Pinnacle or Purchaser with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to the Company.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners; stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Pinnacle and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

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